Exhibit 99(a)(5)(i)

LATAM Airlines Conference Call

Date: September 27, 2019

Company Participants

•	Enrique Cueto, Chief Executive Officer
•	Ramiro Alfonsin, Chief Financial Officer
•	Roberto Alvo, Chief Commercial Officer

Presentation

Operator

Ladies and gentlemen, today's conference is scheduled to begin shortly. Please continue to standby. Thank you for your patience. Good morning, ladies and gentlemen, and welcome to the LATAM Airlines Conference call. As a reminder, this call is being recorded. The latest press release and presentation for today's call can be found on the LATAM website, in the Investor Relations section. Following the presentation, there will be an opportunity to ask questions. At this time, I would like to point out that statements regarding the company's business outlook, and anticipated financial and operating results may constitute projections and forward-looking statements, and includes certain non-GAAP financial measures. These expectations are highly dependent on the economy. The airline industry and the international markets. Therefore they are subject to change. During this Investor Relations call, we may discuss a tender offer for LATAM, shares that Delta has agreed to conduct. The tender offer has not yet commenced, and this call is nor a solicitation of an offer to buy or sell any securities.

Now it is my pleasure to turn the call over to Ramiro Alfonsin, Chief Financial Officer. Ramiro, please begin.

Ramiro Alfonsin, Chief Financial Officer

Thank you, Victor. Good morning everyone and thank you for joining us on so short notice. We are excited to be speaking to you about the strategic agreement with Delta, we announced yesterday at market closing.

Joining me today on the call is our Chief Executive Officer, Mr. Enrique Cueto, and our Chief Commercial Officer, who will become our CEO in April 2020, Mr. Roberto Alvo. As you've seen, LATAM and Delta are forming a strategic agreement to create the leading group of airlines in the Americas. There are probably a number of people on this call who are not that familiar with LATAM, so let me start by telling you briefly about our airline. We are the 14th largest airline in the world and the most important carrier in Latin America. We carry more passengers in the region than any other carrier. In fact 40% of the passengers traveling within the region travel with LATAM. We currently fly 240 destinations in five continents, and simply put, our network is the best option in the continent.

In addition, Latin America is one of the fastest growing regions in the world, with current lower travel penetration. As you can see on our route map on Slide 3, we already have a comprehensive network in the region. The agreement with Delta, will allow us to build upon our network to further enhance options for our passengers. Delta's network is highly complementary, providing a great opportunity for growth between North and Latin America. However, this strategic agreement we are presenting today has other unique attributes. This is an exciting announcement for LATAM, we are bringing together the leading airlines in North and Latin America and provides benefits for LATAM and all of our stakeholders. As outlined on Slide 4, our customers will benefit from significantly expanded travel choices across the Americas and enhanced customer experience.

As a second point, we've said it already, but we cannot emphasize it enough, Delta’s is highly complementary to our own, with only one overlapping route from Sao Paulo to New York. Our agreement with Delta strengthens LATAM's commitment to Latin America, and its ability to connect the region with the rest of the world. This agreement is more than a simple joint venture, it has a broader scope that involves commercial, technological and operational collaborations. In addition, Delta will become part of LATAM through a tender offer. For our shareholders, the transaction will improve free cash flow generation, reduce forecasted debt by over $2 billion by 2025, improve LATAM’s capital structure and provide funding for transition costs in connection to this agreement. Importantly, our valued employees will benefit from being part of a company that has strong growth opportunities, and is aligning with one of the premier carriers in the world. Today’s announcement with Delta means that we will no longer pursue the JVA with American Airlines, that has been a great partner for many years to LATAM. Although in other jurisdictions the agreement with American Airlines had been approved, in Chile our proposed agreement was rejected.

And as you know. LATAM’ Board has the obligation to evaluate other options and what is best for our shareholders, passengers and employees. We are convinced that this agreement with Delta is beneficial for passengers and fundamental for the development of Latin America. Now turning to Slide 5, we have entered into a unique strategic venture with Delta that provides benefits beyond that of a normal codeshare agreement. Let me walk with you, the key components of what we're talking about today.

The first component is a commercial agreement. This process will commence with codesharing, which could begin by the end of the year, with a fully strategic alliance will require a longer approval process. As part of the commercial agreement Delta will provide US$350 million to support this transitional phase, including the start of regulatory process in the jurisdictions where we operate to seek approval for the joint venture and also costs associated with the structural changes in order to transition to this agreement.

Secondly, Delta will acquire four A350 aircraft from LATAM and assume LATAM's commitment to purchase 10 additional aircraft to be delivered beginning in 2020. This will help reduce our financial commitments, and does not compromise our growth plans, since we are receiving back some subleased widebodies from Qatar Airways. The cabin retrofit project, which we are currently undertaken, will also increase capacity in a very efficient way.

Third, Delta will come part of LATAM through a tender offer for 20% of the company. This is recognition of the value of what LATAM has built and our leadership in the region. It also demonstrates how Delta wants to be part of LATAM’s future. We consider Delta stake in LATAM, especially important so that we are aligned in how we address future challenges and growth.

Finally, the joint venture and tender offer, are both subject to customary closing conditions and governmental and regulatory approvals.

On Slide 6, we outline the high level value add for our stakeholders. Passengers will benefit from significantly expanded travel choices across the Americas, and enhanced customer experience with 435 destinations around the world. Shareholders will benefit from an opportunity to receive significant value for a portion of their stock in the planned tender offer, and in the long term, they will have the opportunity to participate in the future growth of our business. We expect the strategic venture with Delta to improve free cash flow generation, reduce forecasted debt, improves LATAM’s capital structure and provide funding related to the transition agreement -- to this agreement.

As we said before, our employees, will further benefit from being part of a company that is uniquely positioned for growth to our agreement with one of the world's best run Airlines. In summary, LATAM will have two major airlines, Delta and Qatar, as partners. The proposed joint venture does not have routes that are flown by both carriers, so we believe the approval process will be well received. Delta has a vision for the airline industry that combines joint venture and the equity ownership in a unique partnership strategy. Without a doubt they are recognized as one of the world's most innovative Airlines. Delta's $1.9 billion investment in LATAM is a recognition of our strategic direction, our resilience and that our way of doing things is valued. This strategic agreement will allow us to continue working towards our objective and strengthen our capital structure, providing us with flexibility to seize opportunities and ultimately provide a better travel experience for our passengers. Before we turn it over to Q&A, I just want to reiterate how excited we are about this agreement with Delta. Delta is well known as an innovator and for its industry-leading operational results. This strategic and complementary combination is a tremendous endorsement of our business and the growth opportunities in Latin America. We look forward to working with Delta to bring the enhanced benefits to our passengers, shareholders and employees.

With that, we look forward to your questions.

Victor, would you please start the questions?

Questions And Answers

Operator

Thank you. (Operator Instructions). Our first question will come from Mike Linenberg from Deutsche Bank. You may begin.

Mike Linenberg, Analyst

Okay. Ramiro, Roberto, Enrique, Andres, congratulations. I have a couple here. Maybe Ramiro, do you have a rough sense on what the revenue that you have in the codeshare with American, and as you wind down the American codeshare and move-off of oneworld before you ramp up to Delta, do we see a revenue impact and, say, I don't know if it's the fourth quarter of 2019, March quarter of 2020, what should we expect as one codeshare gets turned off and the other gets turned on?

Roberto Alvo

Hi, Mike, this is Roberto.

Mike Linenberg, Analyst

Hi, Roberto.

Roberto Alvo

Nice to speak to you. So there is of course an important revenue component that comes from American. However, our current agreements with American will remain in place for a few months, and we foresee a smooth transition into our agreements with Delta. So we don't expect major impacts in the short term, and of course part of the $350 million transition cost you set up to cover any relevant impact, if any, on in that, in this case.

Mike Linenberg, Analyst

Okay, great, that's helpful. And as it has been reported that you will pull out of oneworld and the fact that the JVA with IAG across the Atlantic, did run into a similar situation with the Chilean regulators? How should we think about your relationship with your partners across the Atlantic. Is that still up and running despite the fact that you will no longer be in one world. Thank you.

Roberto Alvo

So we've had a great relationship with Iberia, BA, IAG altogether for many, many years of relationship with respect a lot and that we believe has created value for both companies and their passengers, for us Europe is a key region as well and having a joint venture agreement with any European or set of European carriers is key. At this point in time, our most important decision is that we will move from oneworld into becoming an unalliance company, and in the next few weeks, we will focus on making sure that the agreement with Delta becomes a reality.

Mike Linenberg, Analyst

Great, thank you Roberto.

Roberto Alvo

Thank you.

Operator

Thank you. And our next question comes from the line of Savi Syth from Raymond James. You may begin.Your line may be on mute Savi?

Savi Syth, Analyst

Sorry. Thank you. Good morning and congrats on the deal. Just had a follow-up question on Mike's, regarding your partnerships. Delta mentioned on their call that you remain unaffiliated and not be part of an alliance. And just wondering how that works with kind of the seeds with kind of the different European and US airlines. Is kind of the partnership with Delta, a bit more exclusive or how should we kind of view the revenue opportunity for the other partners?

Roberto Alvo

Hi. Savi. How are you, Roberto again. So no -- nothing with respect to exclusivity. We will keep our current bilateral agreements with all the other carriers in oneworld and this affiliation does not affect our bilateral relationships, which we intend to keep.

Savi Syth, Analyst

Makes sense. And then just on the, if I look at your two networks, you do have a lot of capacity kind of going into Miami, is that and Delta can has a more of operation in Fort Lauderdale. Are there any plans to either kind of shift that capacity to what Fort Lauderdale or have maybe Delta start to feed Miami more?

Roberto Alvo

So of course Miami is an important destination for LATAM. And we have a sizable operation there, at this point in time, we are focused on Miami as our main airport in Southern Florida, and I think that any future plans that we may think about together will come in time and of course you have to ask Delta with respect to their plans in Fort Lauderdale vis a vis Miami.

Savi Syth, Analyst

Makes sense. And then just one quick question and I'll kind of get off the line. Just on the A350. So it sounds like there two with color that are coming back. That will replace -- just kind of, where there are cannot overall 14, so how should we think about kind of that growth trajectory, as it sits with its kind of the network plan?

Ramiro Alfonsin

Yeah, thank you. Savi. Once we sell the four aircraft to Delta, you should expect us to be operating nine A350s from Brazil.

Savi Syth, Analyst

Okay, got it. All right, thank you.

Roberto Alvo

Thank you.

Ramiro Alfonsin

Thank you.

Operator

Thank you. And our next question comes from line of Josh Milberg from Morgan Stanley. You may begin.

Josh Milberg, Analyst

Hi, everyone. Big congrats. And thank you for the call. I wanted to ask about the US$350 million investment by Delta in the venture. We understand that there is a big payment related to your withdrawal from oneworld, but I was just hoping you could give some more color on your transition costs, as it seems like a pretty big number. That was the first question, actually. And the second one is also, just a sort of confirm the sort of payment structure for the US$350. I think we saw that it US$150 would be paid upfront and then the remaining amount over eight successive quarters, is that right?. And related to that, if you could just sort of give us a sense of how that might impact to results over the next few years?

Ramiro Alfonsin

Yeah, hi. Josh, this is Ramiro. First of all the US$350 account for as you say, yeah, there is, there are costs associated for us leaving oneworld there are also legal costs related to present to the authorities, the proposed joint venture we're presenting today together with Delta. So those are our cost and then there is also other transition costs relating of leaving codeshares with American and starting the codeshare process with Delta, so I would say those are the main categories of that of the US$350 million. Regarding the payments as you say you're correct. There is a first payment of US$150 million, and then the other would be eight payments per quarter of $25 million per quarter.

And regarding and counting on this and how this will affect our P&L, it would be progressive, as we start to see those costs becoming effective and you should not expect a significant change on our P&L regarding this on 2019. So you will see a progressive accounting of this kind of $350 million.

Josh Milberg, Analyst

And you think that your costs associated with the deal will rise, pretty close to that 350 level?

Roberto Alvo

Hi, Josh. This is Roberto, I think that, as explained, the payment is associated with the transition costs and this is the detail we will give at this point in time.

Josh Milberg, Analyst

Okay, thank you very much.

Operator

Thank you. And our next question comes from the line of Rogerio Araujo from UBS. You may begin.

Rogerio Araujo, Analyst

Hi, good morning. Congratulations for the partnership and thanks for the call. It's -- I have one question regarding the offer, just confirming is needed pure a secondary offer, and each investor we will be able to sell 20% of these shares at $16 per share. Is that correct? And this includes both the controlling shareholder and also the minority shareholders. Is that right?

Ramiro Alfonsin

Thank you. Rogerio. This is, Ramiro. Yeah, it is a secondary offer and every shareholder, will be able to sell 20% at $16 so you're correct on your understanding, and the controller shareholder has made an announcement that they will be participating on the tender offer.

Rogerio Araujo, Analyst

Okay, sounds good. So the strength of the balance sheet is mainly related to the acquisition of A350, is that right?

Ramiro Alfonsin

Yeah. And future growth opportunities that we're seeing with Delta, this partnership we believe that having a complementary networks will have lots of benefit for us. We believe that also technologically, operationally we see some benefits on the partnership and we expect to reflect those on our P&L and cash flow, as this relationship evolves.

Rogerio Araujo, Analyst

Okay. It sounds good. Just a follow-up please. It's regarding these growth opportunities, if you could give some extra color on which kind of routes could be added and how we can think about those growth opportunities?

Roberto Alvo

Hi Rogerio, this is Roberto. Of course, we will work together with Delta, when we have authority -- regulatory approval to develop specific network plans at this point in time we need to go through the approval process on the JVs first, but this is unknown overlap incredibly nice matching group of net -- set of networks here. Latin America is one of the highest growing regions in the world. And just the opportunities of giving our passenger customers and Delta’s customers a broader range of opportunities of flying connecting every country in South America to the US and Canada makes these, in my opinion, very unique.

Rogerio Araujo, Analyst

Sounds good. So it's basically increasing the international flights and expanding the, let's call the feeder for LATAM’s domestic passengers. Is that a correct interpretation?

Roberto Alvo

This will be by far the best network to connect all of the Americas, and we will be able to produce growth opportunities for both our companies and incredible opportunities of traveling for our customers.

Rogerio Araujo, Analyst

Perfect. Thanks very much and congratulations again.

Roberto Alvo

Thank you.

Ramiro Alfonsin

Thank you, Rogerio.

Operator

Thank you and our next question comes from the line of Matt Robert from Raymond James. You may begin. Matt, your line may be on mute? All right. And our next question comes from the line of Stephen Trent from Citi. You may begin.

Stephen Trent, Analyst

Thank you everybody, and I appreciate you taking my questions. Apologize if I had some technical trouble and parts of this call by just one or two follow-ups here. Qatar Airways -- Can you confirm that they actually have seats on the Board and have there been any conversations regarding Delta and Qatar sitting on the Board, in light of what seems to be somewhat adversarial relationship between the US and Middle Eastern Airlines?

Ramiro Alfonsin

Hi Stephen, and thank you for your question. Yes, Qatar has a sit on the Board, is well known. They have been a partner of ours since a couple of years now, and we have had no conversations up to now with them in a specific and I'm sure Delta is very aware of who our shareholders are.

Stephen Trent, Analyst

And I didn't hear so well, your answer to one of the questions that Qatar will or will not be participating in the secondary. I'm sorry, I couldn't hear you so.

Ramiro Alfonsin

Well I didn't specify that Stephen, I don't have any information whether they will be participating on the shareholder. Obviously, this is an interesting premiums and shareholders ultimately will make their own decisions and whether they will be participating on the tender or not. What I did specify that may be you didn’t listen because of the connection, is that the controlling shareholder did announce that they will be participating in the tender offer and that is Costa Verde Aeronautica which is the controlling shareholder.

Stephen Trent

Okay, great. Let me leave it there. Thanks for the color.

Ramiro Alfonsin

My pleasure Stephen.

Operator

Thank you. Our next question comes from the line of Bruno Amorim from Goldman Sachs. You may begin.

Bruno Amorim, Analyst

Hi. Yeah. Thank you. Hi, good morning everyone. So I have two questions, the first one, you know seems Delta has less frequencies in connecting America, maybe especially Brazil when compared with American. I understand when you say that you have more complementary networks with delta, but what about the feed effecting to LATAM domestic markets, aren't you going to lose significant feeding to your domestic routes. That's the first question. Thank you.

Roberto Alvo

So, we believe absolutely not. And it's true that Delta today is smaller than American in Brazil. But again I think that the opportunities that we will both jointly have in expanding our cooperation our networks is evident. So we don't expect any impact in our domestic operation due to this.

Bruno Amorim, Analyst

Thank you. And then the follow-up question is, what's the size of the revenue opportunity at this point. Is there any a rough estimate, you can provide us with in terms of incremental revenues from your current revenue base that could be created with this partnership. Let's say in the next couple of years?

Roberto Alvo

So I would rather talk in the long term, because we still need to go through the authorization in the next couple of years, but we believe that the growth potential is huge. It could well be over $1 billion.

Bruno Amorim, Analyst

Thank you very much.

Operator

Thank you. And our next question comes from the line of Pablo Monsivais from Barclays. You may begin.

Pablo Monsivais, Analyst

Hi, good morning, congratulations on the deal. I have just one question, can you please walk us through your $2 billion estimate and then on debt reduction and cash flows that you are estimating from this transaction? Thank you.

And also timeline for these transaction. What should we expect to happen in the next six months. And then in the first year in 2020?

Ramiro Alfonsin

Let me take the first question and then Roberto can explain timing.

The way we think about this, Pablo is that we announced three years ago when our leverage was six times that we will be less than four times leverage in 2020, and we are fully committed and fully confident that we're going to reach that. When you look, when we look at our forecasted cash flow in the future, the A350 had a serious impact on our Capex investment and not having that cash flow, in addition, with the US$350 million, plus the collaboration with Delta that we're now putting in place, we believe that this will result in a $2 billion reduction of our net debt.

Roberto Alvo

And as for the second question we will immediately start working with Delta in installing the first codeshares, FFP benefits and so on. We will deploy those as, we see we get regulatory approval, and if we don't need regulatory approval, we will do that immediately, that will happen in the very first few months after today, we will prepare the filings for the JV approval and the different authorities and we expect to have that within the next six or seven months, and then of course we will wait for the authorization from regulators that we expect it will take between one and two years.

Pablo Monsivais

Okay.

Perfect, thank you.

Roberto Alvo

Thank you.

Operator

Thank you. And our next question comes from the line of Emilio Acevedo from Santander . You may begin.

Emilio Acevedo, Analyst

Thank you for taking my question. Regarding the timing -- timeline. Sorry. Also, I would like to know what it would be about a tender offer it expected to be after the regulatory approval or in just on the same time. And then the second question is, regarding the airplane purchased by Delta, if you have any amount in term of money for this acquisition. Thank you.

Ramiro Alfonsin

Thank you. Emilio and the tender process has absolutely different timeline that the joint venture approval, it's much more, that those are independent transactions, if you will, we expect that tender offer to be the process being finalized within this year. But of course there are subject also certain regulatory approvals in the US that would eventually take a little bit longer, but we expect it to be concluded within the year. And regarding the pricing of the aircraft that is confidential information we don't, disclose it, but you have a good assumption with the impact on our cash flow that we made public.

Emilio Acevedo

Thank you very much.

Ramiro Alfonsin

I appreciate it.

Operator

Thank you. (Operator Instructions). Our next question comes from the line of Felipe Ballevona from Banchile. You may begin.

Felipe Ballevona

Hi, everyone. Well, first, congrats on the promotion Roberto. I mean future promotion actually and well, I mean that it was announced on September 10, and in the press release that you guys release yesterday, you mentioned that there was a material fact that-- a reserved material fact that was sent to the CMF on that exact same date. So I wanted to know these are just like separate events or just like coincidence that they were both in September 10. And my second question is, regarding the Delta’s board seat, is there going to be a new seat added or is it going to be replaced like with one of the ones that you actually have nowadays. Thanks.

Roberto Alvo

Thank you for the message really. Yeah, it's completely coincidental that the two things happen on the same day and no relationship between one and the other.

Ramiro Alfonsin

Yeah. And (Technical issue) regarding the Board seats. We currently have nine Board members and we don't expect that number to increase, but it could eventually happen. But at this point we're not expecting that.

Felipe Ballevona

Great, thanks. Have a good one.

Operator

Thank you. And I'm not showing any more questions at this time. Thank you again for joining us today. Please feel free to contact our Investor Relations Department if you have any additional questions. We look forward to speaking with you again soon.